Exhibit 99.1

Ballard to Establish Fuel Cell Center of Excellence in Europe to Serve Marine Market with Zero-Emission Solutions

VANCOUVER and HOBRO, Denmark, April 4, 2019 /CNW/ - Ballard Power Systems Europe A/S – a subsidiary of Ballard Power Systems, Inc. (NASDAQ: BLDP; TSX: BLDP) – today announced that it is establishing a Marine Center of Excellence ("Marine CoE") dedicated to fuel cell marine applications at the Company's engineering, manufacturing and service facility in Hobro, Denmark. The Marine CoE will design and manufacture heavy duty fuel cell modules to address zero-emission powertrain requirements for the marine industry.

A new motive fuel cell system manufacturing hall is planned to be constructed and operational at the Hobro location by year-end 2019, with expected annual production capacity of more than 15 megawatts (MW) of fuel cell modules. Fuel cell module development work at the Marine CoE will be based on Ballard's new FCgen®-LCS fuel cell stack and next-generation heavy duty power module, which are planned for commercial launch later this year, and will be designed to meet European marine certification requirements.

Reduction of pollutants and carbon emissions is a high priority for the marine industry and port cities. Regulations to restrict diesel emissions are being introduced at the local and regional levels in various parts of the world, and this is generating interest in zero-emission fuel cell technology. In 2018 the United Nations International Maritime Organization (IMO) announced a strategy to reduce GHG emissions from ships, including a 50% reduction in GHGs by 2050 as compared to the 2008 level, and complete elimination of GHG's as soon as possible in this century. The IMO has estimated that 1.135 billion tonnes of CO2 was emitted by ships in 2008, representing 3.5% of the global total that year.

Against this backdrop, Ballard's zero-emission fuel cell modules offer a compelling value proposition for marine vessels, in both stand-alone and hybrid deployments with batteries. Ballard fuel cell modules deliver: (i) design flexibility, including modular components and scalable power (from 100 kilowatts to over 1MW) to support vessel propulsion, auxiliary power and/or system redundancy; (ii) extended range, proportionate to the volume of energy-rich compressed liquid hydrogen fuel stored on board a vessel (which can also be rapidly replenished), rather than creating a weight challenge through the addition of heavy batteries; and (iii) positive economics, underpinned by the compatibility of fuel cell DC power with battery hybrid electric architectures.

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S said, "We are now witnessing early indicators of long-term disruption in the marine industry, with dirty diesel engines being substituted by zero-emission fuel cell systems. Our Marine CoE – together with our extensive experience and knowledge in Heavy Duty Motive applications such as buses, trucks and trains – will position Ballard at the epicenter of this critical transition in the marine market."

In addition to work on MW-scale marine power solutions with ABB, Ballard is actively involved in a number of sub-MW marine projects, including: development of HySeas III, the world's first sea-going renewables-powered car and passenger ferry, which will operate in the Orkney Archipelago off the coast of Scotland; participation in the H2PORTS project to facilitate a rapid transition at Europe's ports from fossil fuels to low-carbon, zero-emission alternatives based on hydrogen and fuel cells, initially at the Port of Valencia in Spain; and a Flagships project to demonstrate fuel cell commercial readiness by powering a ferry in Norway and a river barge in France.

As noted in a September 2018 press release, the benefits of Ballard's FCgen®-LCS fuel cell stack, compared to the current generation liquid-cooled fuel cell stack that it will replace, include: significantly lower life cycle cost; ultra-long durability; higher power density; freeze-start capability; high tolerance to operating conditions; simplified systems integration; and sustainability.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 04-APR-19